EXHIBIT 99.1

Brookfield Business Partners Reports Net Income of $1.4 Billion in the Quarter

BROOKFIELD, NEWS, Feb. 02, 2024 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBUC, BBU; TSX: BBUC, BBU.UN) announced today financial results for the year ended December 31, 2023.

“We had a successful 2023, achieving strong business performance and generating over $2 billion of proceeds from capital recycling initiatives which further enhances our liquidity position,” said Anuj Ranjan, CEO of Brookfield Business Partners. “As we look to the future, the quality of our operations is the best in our history and supports a strong setup for continued value creation.”

	Three Months Ended December 31,		Year Ended December 31,
US$ millions (except per unit amounts), unaudited	2023	2022[4]	2023	2022[4]
Net income (loss) attributable to Unitholders[1]	$1,423	$(14)	$1,405	$98
Net income (loss) per limited partnership unit[2]	$6.57	$(0.06)	$6.49	$0.48

Adjusted EBITDA[3]	$608	$627	$2,491	$2,254

Net income attributable to Unitholders for the year ended December 31, 2023 was $1,405 million ($6.49 per limited partnership unit) compared to net income of $98 million ($0.48 per limited partnership unit) in the prior year. Current year results include net gains primarily related to the sale of our nuclear technology services operation.

Adjusted EBITDA for the year ended December 31, 2023 was $2,491 million compared to $2,254 million for the year ended December 31, 2022, reflecting increased contribution from our Business Services segment, improved performance of operations and contribution from recent acquisitions.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2023	2022[4]	2023	2022[4]
Business Services	$227	$181	$900	$641
Industrials	222	230	855	879
Infrastructure Services	184	254	853	872
Corporate and Other	(25)	(38)	(117)	(138)
Adjusted EBITDA	$608	$627	$2,491	$2,254

Our Business Services segment generated Adjusted EBITDA of $900 million in 2023, compared to $641 million in 2022. Results benefited from improved performance of operations on a same store basis including increased contribution from our residential mortgage insurer. Current year results include a full year of contribution from our dealer software and technology services operation, rental car services operation and Australian residential mortgage lender which we acquired during 2022.

Our Industrials segment generated Adjusted EBITDA of $855 million in 2023, compared to $879 million in 2022. Strong performance at our advanced energy storage operation was offset by reduced contribution from graphite electrode operations and our Western Canadian energy related operations.

Our Infrastructure Services segment generated Adjusted EBITDA of $853 million in 2023, compared to $872 million in 2022. Increased contribution from our lottery services operation which we acquired in April 2022 was offset by reduced contribution from our nuclear technology services operation which we sold in November 2023.

The following table presents Adjusted EFO5 by segment:

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2023	2022[4]	2023	2022[4]
Adjusted EFO
Business Services	$181	$93	$636	$427
Industrials	115	119	492	473
Infrastructure Services	1,790	148	2,070	513
Corporate and Other	(77)	(67)	(335)	(178)

Adjusted EFO for the year ended December 31, 2023 reflected increased contribution from all three operating segments. Adjusted EFO in the current year included $2,006 million in after-tax net gains primarily related to the sale of our nuclear technology services operation in our Infrastructure Services segment and the sale of public securities in our Industrials segment. Prior year results included after-tax gains of $57 million primarily related to the partial sale of public securities in our Industrials segment.

Strategic Initiatives

  Leadership Transition
  On February 1, the Board of Directors of Brookfield Business Partners formally appointed Anuj Ranjan Chief Executive Officer of Brookfield Business Partners. In addition, Cyrus Madon was appointed Executive Chairman, where he will continue to serve as an Executive Officer and maintain his role on the investment committee of Brookfield Business Partners. He will also join the Board of Directors as Executive Chairman. Jeffrey Blidner will step down as Board Chairman and remain a member of the Board of Directors.
  Capital Recycling
  During the quarter we completed the sale of Westinghouse, our nuclear technology services operation and the partial sale of our interest in Everise, our technology services operation. We also sold a portion of our investments in public securities including common shares of GrafTech, reducing our current ownership interest in the business to approximately 3%. Our share of aggregate net proceeds from these sales during the quarter and since the start of the year was approximately $1.6 billion.
  Real Estate Services Operation
  In December we agreed to sell our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services and brokerage business. In exchange we agreed to take back limited partnership units in the public entity which will increase our ownership interest to approximately 42%. The transaction is expected to close in the second quarter of 2024, subject to shareholder approval.
  Unit Repurchase Program
  For the year ended December 31, 2023 we repurchased and canceled 331,875 units of Brookfield Business Partners L.P. Brookfield Corporation, the parent company of Brookfield Business Partners, purchased an additional 374,533 units. As an affiliate, Brookfield Corporation’s unit purchases were completed under our normal course issuer bid (NCIB).

Liquidity

During the quarter, we redeemed $750 million of preferred securities held by Brookfield Corporation and repaid $580 million of borrowings on our corporate credit facilities.

We ended the year with approximately $2,055 million of liquidity at the corporate level including $170 million of cash and liquid securities, $25 million of remaining commitment from Brookfield Corporation for preferred equity securities and $1,860 million of availability on our corporate credit facilities.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 28, 2024 to unitholders of record as at the close of business on February 29, 2024.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
  Net income (loss) per limited partnership unit calculated as net income (loss) attributable to limited partners divided by the average number of limited partnership units outstanding for the three and twelve months ended December 31, 2023 which were 74.3 million and 74.5 million, respectively (December 31, 2022: 74.6 million and 75.3 million, respectively).
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. The partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. The partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the partnership’s operations and excludes items that the partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income (loss) to Adjusted EBITDA included elsewhere in this release.
  On January 1, 2023, our residential mortgage insurer adopted a new accounting standard, IFRS 17. Our comparative period information has been adjusted to present the results of our residential mortgage insurer measured in accordance with IFRS 17. The new IFRS 17 accounting standard has no impact on the fundamental economics or cash flows of the business. Total earnings recognized over the duration of an insurance contract are unchanged, however the timing of revenues and earnings is impacted by the new IFRS 17 measurement model. Compared to the previous accounting standard, the recognition of revenue in accordance with IFRS 17 has more sensitivity to changes in macroeconomic variables and will generally be slower except in periods of rapidly increasing home prices. Losses on claims will be largely unchanged with the adoption of IFRS 17, but loss ratios will be higher during periods of slower revenue recognition in accordance with IFRS 17.
  Adjusted EFO is the partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its IFRS consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations. Adjusted EFO allows the partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management's Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $850 billion of assets under management.

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and 2023 Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2023 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The results call can be accessed via webcast on February 2, 2024 at 10:00 a.m. Eastern Time at BBU2023Q4Webcast or participants can preregister at BBU2023Q4ConferenceCall. Upon registering, participants will be emailed a dial-in number, direct passcode, and unique PIN. A replay of the webcast will be available at https://bbu.brookfield.com.

Brookfield Business Partners L.P. Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	December 31, 2023		December 31, 2022[1]

Assets
Cash and cash equivalents		$3,252		$2,870
Financial assets		13,176		12,908
Accounts and other receivable, net		6,563		7,278
Inventory and other assets		5,321		7,559
Property, plant and equipment		15,724		15,893
Deferred income tax assets		1,220		1,245
Intangible assets		20,846		23,953
Equity accounted investments		2,154		2,065
Goodwill		14,129		15,479
Total Assets		$82,385		$89,250

Liabilities and Equity
Liabilities
Corporate borrowings		$1,440		$2,100
Accounts payable and other		18,378		20,430
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		40,809		44,593
Deferred income tax liabilities		3,226		3,698

Equity
Limited partners	$1,909		$1,408
Non-controlling interests attributable to:
Redemption-exchange units	1,792		1,318
Special limited partner	—		—
BBUC exchangeable shares	1,875		1,378
Preferred securities	740		1,490
Interest of others in operating subsidiaries	12,216		12,835
		18,532		18,429
Total Liabilities and Equity		$82,385		$89,250

Notes:

  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Partners L.P. Consolidated Statements of Operating Results

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2023	2022[1]	2023	2022[1]

Revenues	$13,405	$14,640	$55,068	$57,385
Direct operating costs	(12,209)	(13,292)	(50,021)	(53,110)
General and administrative expenses	(336)	(395)	(1,538)	(1,360)
Interest income (expense), net	(858)	(805)	(3,596)	(2,538)
Equity accounted income (loss), net	48	36	132	165
Impairment reversal (expense), net	(780)	(49)	(831)	9
Gain (loss) on acquisitions/dispositions, net	4,477	17	4,686	28
Other income (expense), net	(344)	(127)	(178)	(658)
Income (loss) before income tax	3,403	25	3,722	(79)
Income tax (expense) recovery
Current	(171)	(172)	(775)	(458)
Deferred	252	182	830	777
Net income (loss)	$3,484	$35	$3,777	$240
Attributable to:
Limited partners	$488	$(5)	$482	$36
Non-controlling interests attributable to:
Redemption-exchange units	457	(4)	451	34
Special limited partner	—	—	—	—
BBUC exchangeable shares	478	(5)	472	28
Preferred securities	17	22	83	27
Interest of others in operating subsidiaries	2,044	27	2,289	115

Notes:

  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

	Three Months Ended December 31, 2023
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$51	$3,744	$(264)	$(47)	$3,484

Add or subtract the following:
Depreciation and amortization expense	287	257	347	—	891
Impairment reversal (expense), net	650	33	97	—	780
Gain (loss) on acquisitions/dispositions, net	(566)	(3,902)	(9)	—	(4,477)
Other income (expense), net[1]	(24)	46	317	5	344
Income tax (expense) recovery	18	(10)	(68)	(21)	(81)
Equity accounted income (loss), net	(6)	(22)	(20)	—	(48)
Interest income (expense), net	259	225	336	38	858
Equity accounted Adjusted EBITDA[2]	17	51	17	—	85
Amounts attributable to non-controlling interests[3]	(459)	(238)	(531)	—	(1,228)
Adjusted EBITDA	$227	$184	$222	$(25)	$608

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $247 million loss related to the reclassification of our graphite electrode operations as a financial asset, $80 million of business separation expenses, stand-up costs and restructuring charges, $37 million in transaction costs, $96 million of net gains on debt extinguishment/modifications and $76 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

	Year Ended December 31, 2023
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$602	$3,616	$(245)	$(196)	$3,777

Add or subtract the following:
Depreciation and amortization expense	1,045	1,174	1,373	—	3,592
Impairment reversal (expense), net	656	(13)	188	—	831
Gain (loss) on acquisitions/dispositions, net	(720)	(3,916)	(50)	—	(4,686)
Other income (expense), net[1]	(138)	(90)	396	10	178
Income tax (expense) recovery	245	(6)	(218)	(76)	(55)
Equity accounted income (loss), net	(25)	(51)	(56)	—	(132)
Interest income (expense), net	1,031	1,051	1,369	145	3,596
Equity accounted Adjusted EBITDA[2]	61	183	63	—	307
Amounts attributable to non-controlling interests[3]	(1,857)	(1,095)	(1,965)	—	(4,917)
Adjusted EBITDA	$900	$853	$855	$(117)	$2,491

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $247 million loss related to the reclassification of our graphite electrode operations as a financial asset, $93 million of net revaluation gains, $246 million of business separation expenses, stand-up costs and restructuring charges, $116 million in transaction costs, $446 million of net gains on debt modification and extinguishment, and $108 million of other expense.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

	Three Months Ended December 31, 2022[4]
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$(5)	$(50)	$114	$(24)	$35

Add or subtract the following:
Depreciation and amortization expense	254	259	329	—	842
Impairment reversal (expense), net	53	—	(4)	—	49
Gain (loss) on acquisitions/dispositions, net	(9)	—	(8)	—	(17)
Other income (expense), net[1]	67	82	(23)	1	127
Income tax (expense) recovery	(7)	34	(2)	(35)	(10)
Equity accounted income (loss), net	(10)	(8)	(18)	—	(36)
Interest income (expense), net	223	241	321	20	805
Equity accounted Adjusted EBITDA[2]	14	37	20	—	71
Amounts attributable to non-controlling interests[3]	(399)	(341)	(499)	—	(1,239)
Adjusted EBITDA	$181	$254	$230	$(38)	$627

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $22 million of net revaluation gains, $143 million of business separation expenses, stand-up costs and restructuring charges, $37 million in transaction costs, $11 million of net gains on the sale of property, plant and equipment and $20 million of other income.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.
  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Partners L.P. Reconciliation of Non-IFRS Measures

	Year Ended December 31, 2022[4]
US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$244	$(40)	$177	$(141)	$240

Add or subtract the following:
Depreciation and amortization expense	684	1,220	1,319	—	3,223
Impairment reversal (expense), net	76	125	(210)	—	(9)
Gain (loss) on acquisitions/dispositions, net	(9)	—	(19)	—	(28)
Other income (expense), net[1]	177	243	226	12	658
Income tax (expense) recovery	65	(391)	87	(80)	(319)
Equity accounted income (loss), net	(36)	(47)	(82)	—	(165)
Interest income (expense), net	549	782	1,136	71	2,538
Equity accounted Adjusted EBITDA[2]	51	139	89	—	279
Amounts attributable to non-controlling interests[3]	(1,160)	(1,159)	(1,844)	—	(4,163)
Adjusted EBITDA	$641	$872	$879	$(138)	$2,254

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $251 million of net revaluation losses, $296 million of business separation expenses, stand-up costs and restructuring charges, $146 million in transaction costs, $36 million of net gains on the sale of property, plant and equipment and $1 million of other expense.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.
  Comparative prior period results have been adjusted in accordance with the new IFRS 17 accounting standard adopted at our residential mortgage insurer on January 1, 2023.

Brookfield Business Corporation Reports 2023 Year End Results

Brookfield, News, February 2, 2024 – Brookfield Business Corporation (NYSE, TSX: BBUC) announced today its net income (loss) for the year ended December 31, 2023.

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2023	2022	2023	2022

Net income (loss) attributable to Brookfield Business Partners	$454	$194	$519	$911

Net income attributable to Brookfield Business Partners for the year ended December 31, 2023 was $519 million compared to $911 million in 2022. Current year results included a remeasurement loss on our exchangeable and class B shares that are classified as liabilities under IFRS partially offset by net gains primarily related to the sale of our nuclear technology services operation. As at December 31, 2023, the exchangeable and class B shares were remeasured to reflect the closing price of $20.58 per unit.

Dividend

The Board of Directors has declared a quarterly dividend in the amount of $0.0625 per share, payable on March 29, 2024 to shareholders of record as at the close of business on February 29, 2024. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution declared by the Board of Directors of the general partner of Brookfield Business Partners on its units.

Additional Information

Each exchangeable share of Brookfield Business Corporation has been structured with the intention of providing an economic return equivalent to one unit of Brookfield Business Partners L.P. Each exchangeable share will be exchangeable at the option of the holder for one unit. Brookfield Business Corporation will target that dividends on its exchangeable shares will be declared and paid at the same time as distributions are declared and paid on the Brookfield Business Partners’ units and that dividends on each exchangeable share will be declared and paid in the same amount as distributions are declared and paid on each unit to provide holders of exchangeable shares with an economic return equivalent to holders of units.

In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review the Letter to Unitholders, Supplemental Information and other continuous disclosure filings which are available at https://bbu.brookfield.com.

Please note that Brookfield Business Corporation’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and are available at https://bbu.brookfield.com/bbuc under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Brookfield Business Corporation Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	December 31, 2023		December 31, 2022

Assets
Cash and cash equivalents		$772		$736
Financial assets		224		497
Accounts and other receivable, net		3,569		3,191
Inventory, net		61		635
Other assets		737		1,466
Property, plant and equipment		2,743		3,765
Deferred income tax assets		221		626
Intangible assets		6,931		9,295
Equity accounted investments		222		251
Goodwill		5,702		6,914
Total Assets		$21,182		$27,376

Liabilities and Equity
Liabilities
Accounts payable and other		$4,818		$7,639
Non-recourse borrowings in subsidiaries of Brookfield Business Corporation		8,823		12,913
Exchangeable and class B shares		1,501		1,237
Deferred income tax liabilities		1,280		1,516

Equity
Brookfield Business Partners	$880		$359
Non-controlling interests	3,880		3,712
		4,760		4,071
Total Liabilities and Equity		$21,182		$27,376

Brookfield Business Corporation Consolidated Statements of Operating Results

	Three Months Ended December 31,		Year Ended December 31,
US$ millions, unaudited	2023	2022[1]	2023	2022[1]
Continuing operations
Revenues	$1,946	$1,907	$7,683	$6,803
Direct operating costs	(1,750)	(1,706)	(6,794)	(6,163)
General and administrative expenses	(77)	(67)	(268)	(203)
Interest income (expense), net	(206)	(194)	(878)	(523)
Equity accounted income (loss), net	2	5	3	8
Impairment reversal (expense), net	(602)	(21)	(606)	(21)
Gain (loss) on acquisitions/dispositions, net	—	—	87	—
Remeasurement of exchangeable and class B shares	(392)	182	(264)	836
Other income (expense), net	48	(43)	126	(75)
Income (loss) before income tax from continuing operations	(1,031)	63	(911)	662
Income tax (expense) recovery
Current	(6)	(14)	(167)	(59)
Deferred	1	48	95	93
Net income (loss) from continuing operations	$(1,036)	$97	$(983)	$696
Discontinued operations
Net income (loss) from discontinued operations	3,885	61	3,812	380
Net income (loss)	$2,849	$158	$2,829	$1,076
Attributable to:
Brookfield Business Partners	$454	$194	$519	$911
Non-controlling interests	2,395	(36)	2,310	165

Notes:

  Comparative prior period results have been adjusted to reflect our nuclear technology services operation as a discontinued operation presented as a single amount excluded from continuing operations. Our nuclear technology services operation was reported as part of continuing operations until the third quarter of 2023 and has since been classified as discontinued operations for both the current and comparative periods.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics; the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report for the year ended December 31, 2023 to be filed on Form 20-F.

Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS measures. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Unitholders’ results include limited partnership units, redemption-exchange units, general partnership units, BBUC exchangeable shares and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our annual report for the year ended December 31, 2023 to be filed on Form 20-F.